EXHIBIT 99.1

Press Release Dated March 3, 2011, Suncor Energy files annual disclosure documents

News Release

FOR IMMEDIATE RELEASE

Suncor Energy files annual disclosure documents

Calgary, Alberta (March 3, 2011) — Suncor Energy Inc. reports that it has filed its 2010 annual disclosure documents with Canadian provincial securities regulatory authorities and the United States Securities and Exchange Commission.

Suncor’s 2010 Annual Report contains the company’s audited consolidated financial statements and notes for the year ended December 31, 2010, and related management’s discussion and analysis. The Annual Information Form dated March 3, 2011 contains information about Suncor’s oil and gas activities, including crude oil and natural gas reserves data, the reports of external qualified reserves evaluators, and the related report of company management and directors. Suncor’s 2011 Management Proxy Circular, also filed today, provides governance and voting information for shareholders in advance of the company’s May 3 annual general meeting.

To view the company’s annual disclosure documents, visit Suncor’s profile on www.sedar.com or Suncor’s website at www.suncor.com/financialreports . Print copies, which are expected to be available by the end of March, can be ordered by calling 1-800-558-9071.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com

Suncor Energy Inc.
P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3
Website: www.suncor.com